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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q ☑ Form N-CSR
          For Period Ended: 10/31/2006
     ☐ Transition Report on Form 10-K
     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
          For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Goldman Sachs Trust

Full Name of Registrant

Former Name if Applicable

71 SOUTH WACKER, C/O GOLDMAN SACHS & CO

Address of Principal Executive Office (Street and Number)
Chicago, IL 60606

City, State and Zip Code
PART II
RULE 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Goldman Sachs Trust, (the “Registrant”) on behalf of its Goldman Sachs Enhanced Income Fund, Goldman Sachs Ultra-Short Duration Government Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs California Intermediate AMT-Free Municipal Fund, Goldman Sachs New York Intermediate AMT-Free Municipal Fund, Goldman Sachs Municipal Income Fund, Goldman Sachs High Yield Municipal Fund, Goldman Sachs Tennessee Municipal Fund, Goldman Sachs Government Income Fund, Goldman Sachs U.S. Mortgages Fund, Goldman Sachs Core Fixed Income Fund and Goldman Sachs Investment Grade Credit Fund, is unable to file the Registrant’s Form N-CSR for the fiscal year ended October 31, 2006 within the prescribed time period.
          As a result of recently discovered accounting issues relating to the financial statement presentation of certain derivative instruments commonly referred to as tender option bonds and inverse floaters under FAS 140, the Registrant has been informed by its auditor that the audit letters relating to the financial statements of certain of the Goldman Sachs Funds listed above (the “Affected Funds”) will not be released until analysis of the impact of applying FAS 140 on the financial statements is performed. As a result, the N-CSR that contain these Affected Funds will not be able to be filed within the prescribed time period. Because other Goldman Sachs Funds are included in the audit letters (and the Form N-CSR that contains the Affected Funds, the Registrant is unable to file a Form N-CSR for all of the Goldman Sachs funds listed in the first paragraph within the prescribed time period.
PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter V. Bonanno	(212) 357-3184

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Goldman Sachs Trust

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 01/05/2007	By	/s/ Peter V. Bonanno
     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorised representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
(Form 12b-25-07/98)